[SMITH MICRO SOFTWARE, INC. LETTERHEAD]
August 1, 2006
By Facsimile
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Smith Micro Software, Inc. Registration Statement on Form S-3 (File No. 333-134611)
Dear Ms. Jacobs:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Smith Micro Software, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., East Coast time, on Thursday, August 3, 2006, or as soon as possible thereafter.
     The Company acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the Commission staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effect, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SMITH MICRO SOFTWARE, INC.
/s/ Andrew C. Schmidt

Andrew C. Schmidt. Chief Financial Officer

cc:	Mr. Hugh Fuller — Securities and Exchange Commission